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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29752



                           NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR


For Period Ended:   September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

                        Leap Wireless International, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                           10307 Pacific Center Court
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City, State and Zip Code

                           San Diego, California 92121
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PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar
 [X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

         On August 16, 2004 (the "Effective Date"), the Company and each of its subsidiaries that had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code emerged from Chapter 11.

         Upon the Company's emergence from Chapter 11, it adopted the fresh start accounting provisions of Statement of Accounting Position 90-7 ("SOP 90-7") because (i) the reorganization value of the assets of the Company was less than the sum of all of the allowed claims and post petition liabilities, and (ii) holders of the Company's common shares immediately before the bankruptcy court confirmed the plan of reorganization on October 22, 2003 received less than fifty percent of the common stock issued by the Company on the Effective Date.

         The Company has largely completed the work that is required to implement fresh start reporting but has not yet finalized the financial statements and related information that will be included in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2004 (the "Third Quarter 10-Q"). Because of the volume of accounting and valuation work that the Company is required to complete to implement fresh start reporting, the Company was unable to complete and file its Third Quarter 10-Q by November 15, 2004, and this inability could not have been eliminated without unreasonable effort and expense.


IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


S. Douglas Hutcheson, Chief Financial Officer           (858)882-6000
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                     (Name)                       (Area Code) (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         Upon the Company's emergence from bankruptcy, the Company's long-term debt was reduced from a book value of more than $2.4 billion to liabilities with an estimated fair value of $412.8 million, consisting of new Cricket 13% senior secured pay-in-kind notes due 2011 with a face value of $350 million and an estimated fair value of $372.8 million, and approximately $40 million of remaining indebtedness to the FCC (net of repayment of $45 million of principal and accrued interest to the FCC on the Effective Date). In addition, all of the outstanding shares of Leap common stock, warrants and options were cancelled and Leap issued 60 million shares of new Leap common stock for distribution to two classes of the Company's creditors.

         In implementing fresh start reporting, the Company will allocate its reorganization value to its assets in conformity with procedures specified by Statement of Financial Accounting Standards No. 141, "Business Combinations" and will state its liabilities at the present value of amounts to be paid. In connection with this allocation, the Company will reduce the carrying value of property and equipment, will increase the carrying value of wireless licenses, and will reflect the amount that remains after allocation of the reorganization value to the Company's identified tangible and intangible assets as goodwill.

         The Company's results of operations are not yet finalized due to the factors indicated in Part III above. Although the results of operations are not yet final, the Company notes that its results for the three months ended September 30, 2004 will be significantly different from the corresponding period of the last fiscal year. Most importantly, net income for the three months ended September 30, 2004 will exceed $1 billion compared to a net loss of approximately $47 million for the corresponding period of the prior year. Sustantially all of the increase in net income reflects a net gain on the discharge of liabilities and the cancellation of equity upon our emergence from bankruptcy and the application of fresh start accounting. The Company's net income for the three months ended September 30, 2004 is not indicative of expected future performance.

         Under SOP 90-7, a new entity is deemed to be created for accounting purposes when a corporation implements fresh start accounting. Because of the effects of the consummation of the Company's plan of reorganization and the adjustments for fresh start accounting, the Company's financial statements ending after July 31, 2004 are not comparable in many respects to the Company's financial statements for prior periods.
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                        Leap Wireless International, Inc.
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 15, 2004                        By      /s/ S. DOUGLAS HUTCHESON
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                                                        S. Douglas Hutcheson
                                                        Chief Financial Officer